Exhibit 99.1

NOVA Chemicals Corporation 1000 Seventh Avenue S.W. Calgary, Alberta Canada T2P 5L5 www.novachemicals.com 403.750.3600 tel 403.269.7410 fax

NOVA Chemicals Reports Third Quarter 2010 Results

For immediate release, Friday, November 12, 2010, Calgary, Alberta, Canada

Operating income improves as margins and demand increase

Third Quarter 2010 Results

In the third quarter of 2010, we generated net income of $54 million compared to a net loss of $19 million for the period July 6 to September 30, 2009 and a net loss of $33 million for the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, we generated net income of $199 million compared to a net loss of $19 million for the period July 6 to September 30, 2009 and a net loss of $239 million for the period January 1 to July 5, 2009.  The year-over-year improvement during these periods was primarily due to higher margins and improved demand for our products.

The Olefins/Polyolefins business unit generated $139 million of operating income in the third quarter of 2010 compared to operating income of $112 million in the period July 6 to September 30, 2009 and no operating income in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, the business unit generated operating income of $576 million compared to operating income of $112 million for the period July 6 to September 30, 2009 and $43 million for the period January 1 to July 5, 2009.  The improvement during these periods was due to selling prices increasing more than feedstock costs, and improved demand.

Our 50% share of the INEOS NOVA joint venture’s operating income was $17 million in the third quarter of 2010 compared to operating income of $5 million in the period July 6 to September 30, 2009 and no operating income in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, our 50% share of the joint venture’s operating income was $28 million versus operating income of $5 million for the period July 6 to September 30, 2009 and $6 million for the period January 1 to July 5, 2009.  The improvement during these periods was mainly due to improved margins.

The Performance Styrenics segment reported operating income from continuing operations of $2 million in the third quarter of 2010 compared to operating income from continuing operations of $4 million in the period July 6 to September 30, 2009 and no operating income from continuing operations in the period July 1 to July 5, 2009.  For the nine months ended September 30, 2010, the segment had $1 million operating income from continuing operations compared to operating income from continuing operations of $4 million in the period July 6 to September 30, 2009 and an operating loss from continuing operations of $19 million for the period January 1 to July 5, 2009.  Lower operating costs attributed to our 2009 restructuring led to improvement in the periods, while higher feedstock costs negatively impacted the third quarter of 2010.

Highlights

•      On October 31, 2010, we and INEOS entered into an agreement providing for the acquisition by INEOS of 100% of our equity interest in the INEOS NOVA joint venture.  We expect the transaction to close in the first quarter of 2011, subject to receipt of regulatory approvals, required consents and other customary closing conditions.

•      On August 30, 2010, we repaid our Canadian $250 million 7.85% notes using cash-on-hand.

•      On September 8, 2010, we entered into a new bilateral credit facility for $100 million with a maturity date of September 20, 2015.

•      On October 28, 2010 we amended our senior secured revolving credit facility to extend the maturity date one year to November 17, 2013 and to increase the size from $350 million to $425 million.

NOVA Chemicals Financial Highlights

These highlights should be read in conjunction with NOVA Chemicals’ other interim and annual financial statements and its 2009 annual report on Form 20-F.

	Three Months Ended			Nine Months Ended
	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated	Jul. 1–Jul. 5 2009 Restated	Sep. 30 2010	Jul. 6–Sep. 30 2009 Restated	Jan. 1–Jul. 5 2009 Restated
(millions of U.S. dollars)	Successor		Predecessor	Successor		Predecessor
Revenue from continuing operations	$1,388	$1,049	$48	$4,359	$1,049	$1,859

Operating income from the businesses from continuing operations	158	121	—	605	121	30
Corporate costs from continuing operations	(28)	(101)	(45)	(116)	(101)	(236)
Operating income (loss) from continuing operations	$130	$20	$(45)	$489	$20	$(206)

Net income (loss)	$54	$(19)	$(33)	$199	$(19)	$(239)

NOVA Chemicals’ full third quarter 2010 earnings report can be viewed on the System for Electronic Document Analysis and Retrieval (SEDAR), at www.sedar.com, the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov/edgar.shtml or on NOVA Chemicals’ website at www.novachemicals.com.

NOVA Chemicals will host a conference call, Friday, November 12, 2010 for debt investors/analysts at 11:30 a.m. ET (9:30 a.m. MT; 8:30 a.m. PT).  The dial-in number for this call is (416) 406-6419 (Passcode 4077901) and the replay number is (416) 695-5800 (Passcode 6771037).

The live call is available on the internet at http://www.novachem.com/InvestorCenter/investor_financialhome_financial.cfm.

About NOVA Chemicals

NOVA Chemicals develops and manufactures chemicals, plastic resins and end-products that make everyday life safer, healthier and easier. Our employees work to ensure health, safety, security and environmental stewardship through our commitment to sustainability and Responsible Care®.  NOVA Chemicals is a wholly owned subsidiary of The International Petroleum Investment Company (IPIC) of the Emirate of Abu Dhabi.

Media inquiries, please contact: Wendy Lomicka — Director, Corporate Communications Tel: 412.490.4292 E-mail: lomickaw@novachem.com	Investor Relations inquiries, please contact: Pace Markowitz — Manager, Investor Relations Tel: 412.490.4952 E-mail: markowp@novachem.com is a registered trademark of NOVA Brands Ltd.; authorized use.

Responsible Care® is a registered trademark of the Chemistry Industry Association of Canada (CIAC) in Canada and is a registered service mark of the American Chemistry Council (ACC) in the United States.

Forward looking information: This news release contains forward-looking information, including statements regarding the expected closing of the transaction pursuant to which INEOS will acquire of 100% of our equity interest in the INEOS NOVA joint venture.  By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties.  Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in the forward-looking information are detailed in the publicly filed disclosure documents and securities commissions’ reports of NOVA Chemicals.  NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement.  In addition, the forward-looking information is made only as of the date of this news release, and except as required by applicable law, NOVA Chemicals undertakes no obligation to publicly update this forward-looking information to reflect new information, subsequent events or otherwise.